SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                     For the fiscal year ended JUNE 30, 1997

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                     For the transition period from       to

                          Commission file number 0-5151

A)       Full title of the plan:

                    SALARIED EMPLOYEES' SAVINGS PLAN 401(K)

B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        FLEXSTEEL INDUSTRIES, INC., P.O. BOX 877, DUBUQUE, IA 52004-0877

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         Salaried Employees' Savings Plan 401(k)
                                         ---------------------------------------
                                                     (Name of Plan)


Date:  September 9, 1997                           /S/ R. J. KLOSTERMAN
                                         ---------------------------------------
                                         R.J. Klosterman
                                         VICE PRESIDENT OF FINANCE AND
                                         PRINCIPAL FINANCIAL OFFICER

                          INDEPENDENT AUDITORS' REPORT

Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k):

      We have audited the combining statements of financial position of the Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k) (the "Plan") as of June 30, 1997 and 1996 and the related combining statements of income and changes in plan equity for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of June 30, 1997 and 1996, and the results of its operations for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.




                                                  DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
August 8, 1997

                           FLEXSTEEL INDUSTRIES, INC.
                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
                   COMBINING STATEMENTS OF FINANCIAL POSITION
                                  JUNE 30, 1997


                                    FLEXSTEEL                           PRIVATE
                                   INDUSTRIES,                          MARKET                        INTER-    SMALL
                                       INC.                GUARANTEED  BOND AND   STOCK    MONEY     NATIONAL  COMPANY
                                     COMMON      COMMON     INTEREST   MORTGAGE   INDEX    MARKET     STOCK     STOCK
                                   STOCK FUND  STOCK FUND   ACCOUNT    ACCOUNT    FUND     ACCOUNT   ACCOUNT    FUND        TOTAL
                                   ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
1997:
ASSETS
   Cash .........................  $   17,307                                                                            $    17,307
   Employee Contributions
       Receivable ...............       3,490  $   18,812  $   18,382  $  4,258  $    329  $    810  $  4,643  $  8,450       59,174
   Company Contributions
       Receivable ...............       1,066       2,548       3,025       653        25       123       737     1,250        9,427

   Investment in Flexsteel
       Industries, Inc. Common
       Stock - Par Value $1
       Per Share; at market
       131,500 shares at
       $11.75 each ..............   1,545,125                                                                              1,545,125
   Investment in Common
       Stock Fund ...............               5,194,921                                                                  5,194,921
   Investment in Bond &
       Mortgage Account .........                                       900,523                                              900,523

   Investment in Guaranteed
       Interest Accounts ........                           4,184,821                                                      4,184,821
   Investment in Stock
       Index Fund ...............                                                                                            118,249
                                                                                  118,249
   Investment in Money
       Market Account ...........                                                           109,698                          109,698
   Investment in International
       Stock Account ............                                                                     677,249                677,249
   Investment in Small Company
       Stock Fund ...............                                                                               941,739      941,739
                                   ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
       Total Assets                $1,566,988  $5,216,281  $4,206,228  $905,434  $118,603  $110,631  $682,629  $951,439  $13,758,233
                                   ==========  ==========  ==========  ========  ========  ========  ========  ========  ===========
PLAN EQUITY

       Total plan equity ........  $1,566,988  $5,216,281  $4,206,228  $905,434  $118,603  $110,631  $682,629  $951,439  $13,758,233
                                   ==========  ==========  ==========  ========  ========  ========  ========  ========  ===========

                 See accompanying Notes to Financial Statements

                           FLEXSTEEL INDUSTRIES, INC.
                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
                   COMBINING STATEMENTS OF FINANCIAL POSITION
                                  JUNE 30, 1996



                                    FLEXSTEEL                           PRIVATE
                                   INDUSTRIES,                          MARKET                        INTER-    SMALL
                                       INC.                GUARANTEED  BOND AND   STOCK    MONEY     NATIONAL  COMPANY
                                     COMMON      COMMON     INTEREST   MORTGAGE   INDEX    MARKET     STOCK     STOCK
                                   STOCK FUND  STOCK FUND   ACCOUNT    ACCOUNT    FUND     ACCOUNT   ACCOUNT    FUND        TOTAL
                                   ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
1996:
ASSETS
   Cash .........................  $   16,724                                                                            $    16,724
   Employee Contributions
       Receivable ...............       3,497  $   17,421  $   21,497  $  4,790  $    315  $    704  $  3,360  $  6,580       58,164
   Company Contributions
       Receivable ...............         764         2,355     3,347       707        24       115       645       987        8,944

   Investment in Flexsteel
       Industries, Inc. Common
       Stock - Par Value $1
       PerShare; at market
       122,709 shares at
       $11.75 each ..............   1,441,832                                                                              1,441,832

   Investment in Common
       Stock Fund ...............                 3,776,198                                                                3,776,198
   Investment in Bond &
       Mortgage Account .........                                       828,863                                              828,863
   Investment in Guaranteed
       Interest Accounts ........                           4,322,628                                                      4,322,628
   Investment in Stock
       Index Fund ...............                                                  96,452                                     96,452
   Investment in Money
       Market Account ...........                                                            70,165                           70,165

   Investment in International
       Stock Account ............                                                                     309,267                309,267

   Investment in Small Company
       Stock Fund ...............                                                                               615,575      615,575
                                   ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
       Total assets .............  $1,462,817  $3,795,974  $4,347,472  $834,360  $ 96,791  $ 70,984  $313,272  $623,142  $11,544,812
                                   ==========  ==========  ==========  ========  ========  ========  ========  ========  ===========
PLAN EQUITY

       Total plan equity ........  $1,462,817  $3,795,974  $4,347,472  $834,360  $ 96,791  $ 70,984  $313,272  $623,142  $11,544,812
                                   ==========  ==========  ==========  ========  ========  ========  ========  ========  ===========


                 See accompanying Notes to Financial Statements

                           FLEXSTEEL INDUSTRIES, INC.
                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)
            COMBINING STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
                    YEARS ENDED JUNE 30, 1997, 1996 and 1995

                                   FLEXSTEEL                           PRIVATE
                                  INDUSTRIES,                          MARKET                        INTER-    SMALL
                                      INC.                GUARANTEED  BOND AND   STOCK    MONEY     NATIONAL  COMPANY
                                    COMMON      COMMON     INTEREST   MORTGAGE   INDEX    MARKET     STOCK     STOCK
                                  STOCK FUND  STOCK FUND   ACCOUNT    ACCOUNT    FUND     ACCOUNT   ACCOUNT    FUND        TOTAL
                                  ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
1997:
Net Investment Income
   Cash Dividends on Flexsteel
       Common Stock.............. $   60,267                                                                            $    60,267
   Interest .....................        294              $  253,338  $ 78,880            $  4,798                          337,310
                                  ----------              ----------  --------            --------                      -----------
        Total ...................     60,561                 253,338    78,880               4,798                          397,577
Employee Contributions ..........     75,753  $  290,690     275,357    74,478  $  4,460    12,564  $ 92,263  $136,747      962,312
Company Contributions ...........     19,223      45,065      47,245    12,287     1,065     1,969    17,193    24,053      168,100
Net Appreciation in Fair
   Value of Investments .........     (2,107)  1,165,085                          33,352             122,790   125,363    1,444,483
Withdrawals .....................    (48,100)   (131,062)   (362,588)  (28,604)  (17,435)   (2,925)  (10,577) (157,760)    (759,051)
Transfers (To) From Other
   Investment Programs ..........     (1,159)     50,529    (354,596)  (65,967)      370    23,241   147,688   199,894
                                  ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
Increase in Plan Equity .........    104,171   1,420,307    (141,244)   71,074    21,812    39,647   369,357   328,297    2,213,421
Plan Equity - Beginning of Year..  1,462,817   3,795,974   4,347,472   834,360    96,791    70,984   313,272   623,142   11,544,812
                                  ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
Plan Equity - End of Year ....... $1,566,988  $5,216,281  $4,206,228  $905,434  $118,603  $110,631  $682,629  $951,439  $13,758,233
                                  ==========  ==========  ==========  ========  ========  ========  ========  ========  ===========
1996:
Net Investment Income
   Cash Dividends on Flexsteel
       Common Stock.............. $   55,375                                                                            $    55,375
   Interest .....................        334              $  273,600  $ 42,443            $  3,317                          319,694
                                  ----------              ----------  --------            --------                      -----------
       Total ....................     55,709                 273,600    42,443               3,317                          375,069
Employee Contributions ..........     86,646  $  256,401     321,675    89,823  $  7,306    11,386  $ 65,272  $ 96,323      934,832

Company Contributions ...........     18,303      40,007      54,506    15,211     1,697     1,947    12,687    17,299      161,657
Net Appreciation in Fair
  Value of Investments...........    176,968     819,100                          19,021              38,056   106,732    1,159,877
Withdrawals .....................   (103,805)    (71,648)   (487,454)  (41,370)   (3,426)   (4,090)   (2,236)   (8,995)    (723,024)
Transfers (To) From Other
   Investment Programs ..........     83,543       2,146    (263,304)  (57,574)    1,845      (758)   88,960   145,142
                                  ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
Increase (Decrease) in
       Plan Equity ..............    317,364   1,044,006    (100,977)   48,533    26,443    11,802   202,739   356,501    1,908,411
Plan Equity - Beginning of Year..  1,145,453   2,749,968   4,448,449   785,827    70,348    59,182   110.533   266,641    9,636,401
                                  ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
Plan Equity - End of Year ....... $1,462,817  $3,795,974  $4,347,472  $834,360  $ 96,791  $ 70,984  $313,272  $623,142  $11,544,812
                                  ==========  ==========  ==========  ========  ========  ========  ========  ========  ===========

1995:
Net Investment Income
   Cash Dividends on Flexsteel
       Common Stock.............. $   46,567                                                                            $    46,567
   Interest .....................        298              $  283,899  $ 88,895            $  2,364                          375,456
                                  ----------              ----------  --------            --------                      -----------
       Total ....................     46,825                 283,899    88,895               2,364                          422,023
Employee Contributions ..........    119,961  $  258,121     369,532   107,638  $ 20,512    10,617  $ 29,247  $ 39,743      955,371
Company Contributions ...........     23,735      31,891      87,045    15,075     3,464     1,345     3,575     4,167      170,297
Net Appreciation in Fair Value
   of Investments................   (330,185)    428,530                          20,245               4,164    36,161      158,915
Withdrawals .....................    (27,454)    (57,753)   (160,377)  (43,716)   (1,472)   (1,356)      (59)     (546)    (292,733)
Transfers (To) From Other
   Investment Programs ..........     49,665     (32,873)    (76,845)  (46,560) (172,578)   18,469    73,606   187,116
                                  ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
Increase (Decrease) in
   Plan Equity ..................   (117,413)    627,916     503,254   121,332  (129,829)   31,439   110,533   266,641    1,413,873
Plan Equity - Beginning of Year..  1,262,866   2,122,052   3,945,195   664,495   200,177    27,743                        8,222,528
                                  ----------  ----------  ----------  --------  --------  --------  --------  --------  -----------
Plan Equity - End of Year ....... $1,145,453  $2,749,968  $4,448,449  $785,827  $ 70,348  $ 59,182  $110,533  $266,641  $ 9,636,401
                                  ==========  ==========  ==========  ========  ========  ========  ========  ========  ===========

                 See accompanying Notes to Financial Statements

                           FLEXSTEEL INDUSTRIES, INC.

                     SALARIED EMPLOYEES' SAVINGS PLAN 401(k)

                          NOTES TO FINANCIAL STATEMENTS

1)    PLAN DESCRIPTION

      The Flexsteel Industries, Inc. Salaried Employees' Savings Plan 401(k) (the "Plan") was established effective July 1, 1985 by Flexsteel Industries, Inc. (the "Company"). The Plan is available to certain salaried, salesmen and office employees that have one year of eligible service and have reached the age of twenty-one. Participation is voluntary.

      The Plan allows eligible employees to elect to have from 1% to 10% (salesmen are subject to a 4% maximum) of their basic pre-tax pay contributed to the Plan. Employee contributions are subject to a maximum of $9,500 in calendar year 1997 by law. The Company contributes an amount equal to 25% of the first 4% of pay the employee contributes. Participant and Company basic contributions are 100% vested. The Company, at its option, may also contribute additional amounts to be allocated amongst all participants based on the participants' pay; such additional company contributions vest over 6 years (40% after 3 years, 60% after 4 years, 80% after 5 years, and 100% after 6 years).

      Plan participants direct their contributions to any of the eight investment accounts available:

      1) The FLEXSTEEL INDUSTRIES, INC. COMMON STOCK FUND, which consists of the Company's common stock.

      2) A COMMON STOCK FUND, which consists of common stock and other equity securities, and also may include short-term money market instruments, cash, or cash equivalents.

      3) A GUARANTEED INTEREST ACCOUNT, which is an insurance company account that provides a guaranteed interest rate for a five-year period.

      4) A PRIVATE MARKET BOND AND MORTGAGE ACCOUNT, which is an insurance company account that provides for competitive yield debt securities.

      5) A STOCK INDEX FUND, which is a pooled investment account invested in the common stock of those firms included in the Standard & Poor's 500 Stock Index.

      6) A MONEY MARKET ACCOUNT, which is an insurance company account primarily invested in commercial paper with maturities of one year or less.

      7) An INTERNATIONAL STOCK ACCOUNT, which invests in stocks of companies in Western Europe and Asia.

      8) A SMALL COMPANY STOCK FUND, which invests in stocks of relatively smaller companies.

      Assets of the Plan are held by a "Custodian," the Principal Mutual Life Insurance Company, except for the Flexsteel Industries, Inc. Common Stock Fund that is held by the American Trust & Savings Bank of Dubuque, Iowa (the "Trustee"). The Plan is administered by a committee appointed by the Board of Directors of the Company. Distributions are paid upon retirement, termination of employment, death, disability, or in hardship cases. Non-vested contributions revert to the Company upon termination of employment. Upon termination of the Plan, participant accounts become fully vested and non-forfeitable.

      At June 30, 1997, the Plan had 506 participants, of which there were 197 participants in the Flexsteel Industries, Inc. Common Stock Fund, 360 participants in the Common Stock Fund, 418 participants in the Guaranteed Interest Accounts, 208 participants in the Private Market Bond and Mortgage Account, 40 participants in the Stock Index Fund, 62 participants in the Money Market Account, 190 participants in the International Stock Fund, and 218 participants in the Small Company Stock Fund.

2)    SIGNIFICANT ACCOUNTING POLICIES

      The Plan uses the accrual basis of accounting. Investments in common stock are recorded at market value based on market quotations. Other investments are stated at market value as determined by the Trustee and Custodian based on the market value of the funds and the participation in each fund. The cost of investments sold is determined by the average cost method.

3)    INCOME TAXES

      The Plan has received a determination from the Internal Revenue Service that the Plan is exempt from Federal income taxes. Participants are not taxed currently on their contributions or on Company contributions to the Plan. Distributions to participants generally are subject to Federal and State income tax at the time of distribution; certain distributions may receive more favorable tax treatment.

4)    NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

      The unrealized appreciation (depreciation) in the investment accounts is as follows:

                                                    COST              MARKET       NET APPRECIATION
                                                                      VALUE         (DEPRECIATION)
                                                 -----------       -----------     ----------------
Flexsteel  Industries,  Inc.  Common  Stock
Fund

   Balance, June 30, 1994 .................      $ 1,074,915       $ 1,217,391       $   142,476
   Net change during year .................          237,419           (92,766)         (330,185)
                                                 -----------       -----------       -----------
   Balance, June 30, 1995 .................        1,312,334         1,124,625          (187,709)
   Net change during year .................          140,239           317,207           176,968
                                                 -----------       -----------       -----------
   Balance, June 30, 1996 .................        1,452,573         1,441,832           (10,741)
   Net change during year .................          105,400           103,293            (2,107)
                                                 -----------       -----------       -----------
   Balance, June 30, 1997 .................      $ 1,557,973       $ 1,545,125       $   (12,848)
                                                 ===========       ===========       ===========
Common Stock Fund

   Balance, June 30, 1994 .................      $ 1,418,337       $ 2,097,748       $   679,411
   Net change during year .................          202,780           631,310           428,530
                                                 -----------       -----------       -----------
   Balance, June 30, 1995 .................        1,621,117         2,729,058         1,107,941
   Net change during year .................          228,040         1,047,140           819,100
                                                 -----------       -----------       -----------
   Balance, June 30, 1996 .................        1,849,157         3,776,198         1,927,041
   Net change during year .................          253,638         1,418,723         1,165,085
                                                 -----------       -----------       -----------
   Balance, June 30, 1997 .................      $ 2,102,795       $ 5,194,921       $ 3,092,126
                                                 ===========       ===========       ===========
Stock Index Fund

   Balance, June 30, 1994 .................      $   199,927       $   197,771       $    (2,156)
   Net change during year .................         (148,615)         (128,370)           20,245
                                                 -----------       -----------       -----------
   Balance, June 30, 1995 .................           51,312            69,401            18,089
   Net change during year .................            8,030            27,051            19,021
                                                 -----------       -----------       -----------
   Balance, June 30, 1996 .................           59,432            96,452            37,110
   Net change during year .................          (11,555)           21,797            33,352
                                                 -----------       -----------       -----------
   Balance, June 30, 1997 .................      $    47,787       $   118,249       $    70,462
                                                 ===========       ===========       ===========
International Stock Fund

   Balance, June 30, 1994 .................      $                 $                 $
   Net change during year .................          102,463           106,627             4,164
                                                 -----------       -----------       -----------
   Balance, June 30, 1995 .................          102,463           106,627             4,164
   Net change during year .................          164,584           202,640            38,056
                                                 -----------       -----------       -----------
   Balance, June 30, 1996 .................          267,047           309,267            42,220
   Net change during year .................          245,192           367,982           122,790
                                                 -----------       -----------       -----------
   Balance, June 30, 1997 .................      $   512,239       $   677,249       $   165,010
                                                 ===========       ===========       ===========
Small Company Stock Fund

   Balance, June 30, 1994 .................      $                 $                 $
   Net change during year .................          225,419           261,580            36,161
                                                 -----------       -----------       -----------
   Balance, June 30, 1995 .................          225,419           261,580            36,161
   Net change during year .................          247,263           353,995           106,732
                                                 -----------       -----------       -----------
   Balance, June 30, 1996 .................          472,682           615,575           142,893
   Net change during year .................          200,801           326,164           125,363
                                                 -----------       -----------       -----------
   Balance, June 30, 1997 .................      $   673,483       $   941,739       $   268,256
                                                 ===========       ===========       ===========

The cost of investments in the Guaranteed Interest Account, Private Market Bond and Mortgage Account, and Money Market Account approximate market.

5)    RELATED PARTY TRANSACTIONS

      All administrative costs of the Plan are paid by the Company. Brokers' commissions and fees, if any, incurred in connection with the segregated funds are paid by the Plan.

      The Plan had the following transactions in the Flexsteel Common Stock Fund or in the Custodian's funds for the year ended June 30, 1997, 1996 and 1995 (shares in parentheses):


      1997:                                                                             COST OF
       FUND                                 PURCHASES            SALES (1)             SALES (1)
       ----                                 ---------            ---------             ---------
       Flexsteel Industries, Inc.Common
       Stock Fund......................     $116,599(9,791)      $  11,969(1,000)      $  11,969
       Common Stock Fund ..............     $334,171             $  83,244             $  83,244
       Guaranteed Interest Account ....     $326,041             $ 711,660             $ 711,660
       Private Market Bond and
           Mortgage Account ...........     $ 87,350             $  94,571             $  94,571
       Stock Index Fund ...............     $  5,510             $  17,065             $  17,065
       Money Market Account ...........     $ 14,419             $ (20,316)            $ (20,316)
       International Stock Account ....     $108,080             $(137,111)            $(137,111)
       Small Company Stock Fund .......     $158,667             $ (42,134)            $ (42,134)

      1996:                                                                             COST OF
       FUND                                 PURCHASES            SALES (1)             SALES (1)
       ----                                 ---------            ---------             ---------
       Flexsteel Industries, Inc.Common
       Stock Fund......................     $229,258(20,686)     $  89,019(7696)       $  89,019
       Common Stock Fund ..............     $297,542             $  70,935             $  70,935
       Guaranteed Interest Account ....     $392,830             $ 749,717             $ 749,717
       Private Market Bond and
           Mortgage Account ...........     $108,147             $  98,946             $  98,946
       Stock Index Fund ...............     $  9,611             $   1,581             $   1,581
       Money Market Account ...........     $ 13,284             $   4,848             $   4,848
       International Stock Account ....     $ 77,860             $ (86,724)            $ (86,724)
       Small Company Stock Fund .......     $111,116             $(136,147)            $(136,147)

      1995:                                                                             COST OF
       FUND                                 PURCHASES            SALES (1)             SALES (1)
       ----                                 ---------            ---------             ---------
       Flexsteel Industries, Inc.Common
       Stock Fund......................     $238,920(21,182)
       Common Stock Fund ..............     $285,576             $  90,627             $  90,627
       Guaranteed Interest Account ....     $443,902             $ 237,223             $ 237,223
       Private Market Bond and
           Mortgage Account ...........     $121,977             $  90,276             $  90,276
       Stock Index Fund ...............     $ 25,435             $ 174,050             $ 174,050
       Money Market Account ...........     $ 11,785             $ (17,113)            $ (17,113)
       International Stock Account ....     $ 28,916             $ (73,546)            $ (73,546)
       Small Company Stock Fund .......     $ 38,848             $(186,571)            $(186,571)


(1)   Amount is net of transfers